SECURI 15025272 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: deFilippo Capitale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Dessert Inn Road
(No. and Street)

Las Vegas	NV	89109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Lubitz 516-994-0743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave., Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/23/15

OATH OR AFFIRMATION

I, Jack Lubitz ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of deFilippo Capitale Partners, LLC ______, as of December 31, ______, 2014 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

FINOP

Title

Notary Public

SAMIRA ASSIL
Notary Public - State of New York
NO. 01AS6297164
Qualified in Nassau County
My Commission Expires Feb 18, 2018

3-19-2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEFILIPPO CAPITALE PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

DEFILIPPO CAPITALE PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of DeFilippo Capitale Partners, LLC

We have audited the accompanying financial statements of DeFilippo Capitale Partners, LLC (a Nevada corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. DeFilippo Capitale Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of DeFilippo Capitale Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 and Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation of Computation of Net Capital have been subjected to audit procedures performed in conjunction with the audit of DeFilippo Capitale Partners, LLC's financial statements. The supplemental information is the responsibility of DeFilippo Capitale Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 19, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

DEFILIPPO CAPITALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 4,566,473
Prepaid expenses	423,867
Security deposit	19,756
Furniture & Fixtures	6,410
Total Assets	$ 5,016,506

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 5,909
Member's equity	5,010,597
Total Liabilities and Member's Equity	$ 5,016,506

See accompanying notes to financial statements.

DEFILIPPO CAPITALE PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Fee income	$ 7,984,869
Consulting income	170,000
Interest income	1,813
Total Revenues	8,156,682
Expenses:	
Professional fees	50,916
Rent	91,367
Regulatory fees	23,350
Other operating expenses	238,849
Total Expenses	404,482
Net Income	$ 7,752,200

See accompanying notes to financial statements.

DEFILIPPO CAPITALE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$ 1,758,397
Member's Distributions	(4,500,000)
Net Income – January 1, 2014 through December 31, 2014	7,752,200
Balance, December 31, 2014	$ 5,510,597

See accompanying notes to financial statements.

DEFILIPPO CAPITALE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net Income	$ 7,752,200
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses	(379,389)
Security deposit	(15,010)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(6)
Total adjustments	(394,405)
Net cash provided by operating activities	7,357,795
Cash flows used in investing activities:	
Acquisition of furniture and fixtures	(6,410)
Net cash used in investing activities	(6,410)
Cash flows used in financing activities:	
Member distributions	(4,500,000)
Net cash used in financing activities	(4,500,000)
Net increase in cash	2,851,385
Cash, beginning of period	1,715,088
Cash, end of period	$ 4,566,473

See accompanying notes to financial statements.

DEFILIPPO CAPITALE PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Note (1) - Nature of business:

DeFilippo Capitale Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in investment banking services limited to private placements of debt and equity instruments.

Note (2) – Summary of significant accounting policies:

(A) Revenue recognition:
The Company recognizes fee income upon the successful completion of investment banking agreements.

(B) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2014, there were no cash equivalents.

(C) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:
The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent, and therefore, the Company itself is not subject to U.S. Federal or state income taxes.

The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2012.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

DEFILIPPO CAPITALE PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2014

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:

Management has evaluated subsequent events through March 19, 2015, the date the financial statements were available to be issued.

Note (3) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $4,560,534 which exceeded its requirement of $5,000 by $4,555,534. The Company had a ratio of aggregate indebtedness to net capital of 0.0013 to 1 at December 31, 2014.

DEFILIPPO CAPITALE PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2)(i) of that rule.

DEFILIPPO CAPITALE PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND RECONCILATION OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2014

Computation of Net Capital

Member's equity	$ 5,010,597
Non-allowable assets:	
Prepaid expenses	423,867
Security deposit	19,756
Furniture & Fixtures	6,410
Total non-allowable assets	450,033
Net capital before haircuts on proprietary positions	4,560,564
Haircuts	30
Net capital	4,560,534
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 5,909	5,000
Excess net capital	$ 4,555,534
Ratio of aggregate indebtedness to net capital	0.0013 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 5,909
Total aggregate indebtedness	$ 5,909

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2014):

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its initial unaudited Part II A FOCUS Report as of December 31, 2014.

DEFILIPPO CAPITALE PARTNERS, LLC

SIPC ANNUAL ASSESSMENT
REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2014

DEFILIPPO CAPITALE PARTNERS, LLC

SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2014

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Member of DeFilippo Capitale Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by DeFilippo Capitale Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating DeFilippo Capitale Partners, LLC's compliance with the applicable instructions of Form SIPC-7. DeFilippo Capitale Partners, LLC's management is responsible for DeFilippo Capitale Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 19, 2015

DEFILIPPO CAPITALE PARTNERS, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT FOR THE PERIOD JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	$ 8,156,682
Additions:	-
Deductions:	-
SIPC Net Operating Revenues	$ 8,156,682
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 8,156,682
General Assessment @ .0025	$ 20,392
Assessment Remittance:	
General Assessment	$ 20,392
Less: Payment Made With SIPC-6	8,131
Assessment Balance Due Paid March 2015	$ 12,261

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2014 through December 31, 2014:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 8,156,682
SIPC Net Operating Revenues as computed above	8,156,682
Difference	$ -

DEFILIPPO CAPITALE PARTNERS, LLC

EXEMPTION REPORT

<u>PERIOD JUNE 1, 2014 THROUGH DECEMBER 31, 2014</u>

DEFILIPPO CAPITALE PARTNERS, LLC

EXEMPTION REPORT

PERIOD JUNE 1, 2014 THROUGH DECEMBER 31, 2014

CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of DeFilippo Capitale Partners, LLC

We have reviewed management's statements, included in the accompanying DeFilippo Capitale Partners, LLC's Exemption Report, in which (1) DeFilippo Capitale Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DeFilippo Capitale Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2)(i) (the "exemption provisions") and (2) DeFilippo Capitale Partners, LLC stated that DeFilippo Capitale Partners, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. DeFilippo Capitale Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DeFilippo Capitale Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 19, 2015

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

DeFilippo Capitale Partners, LLC's Exemption Report

DeFilippo Capitale Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period June 1, 2014 through December 31, 2014, without exception.

DeFilippo Capitale Partners, LLC

I, JACK LUBITZ, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: FINOP

March 19, 2015